UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Morlex, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

None

(CUSIP Number)

Michelle Kaplan
401 East 86th Street, Apt. 3H
New York, NY 10028
(631) 738-0047

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michelle Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 558,962

	8.	Shared Voting Power

	9.	Sole Dispositive Power 558,962

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 558,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Morlex, Inc., whose principal executive offices are located at 31 Pierce Lane, Norwich, Vermont 05055 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Michelle Kaplan (the “Reporting Person”).

(b) The address of the Reporting Person is 401 East 86th Street, Apt. 3H, New York, New York, 10028.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Psychiatrist at of Manhattan Psychiatric Center, 600 East 125th Street, Wards Island Complex, New York, NY 10035.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased 75,000 shares of Common Stock directly from the Issuer for an aggregate purchase price equal to $7,500.

Item 4. Purpose of Transaction.

The Reporting Person purchased the 75,000 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 558,962 shares of Common Stock, representing 39.9% of the outstanding shares of Common Stock (based upon 1,401,765 shares of Common Stock currently issued and outstanding.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 558,962 shares of Common Stock owned by the Reporting Person.

(c) The 75,000 shares of Common Stock reported herein were acquired by the Reporting Person effective December 18, 2006.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 558,962 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2006

/s/ Michelle Kaplan
Michelle Kaplan